SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 1-10272

ARCHSTONE-SMITH OPERATING TRUST

(Exact name of registrant as specified in its charter)

9200 E Panorama Circle, Suite 400, Englewood, CO 80112

(303) 708-5959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Common Units, par value $0.01 per unit

(Title of each class of securities covered by this Form)

Series O Preferred Units, par value $0.01 per unit

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15(d)-6	☐
		Rule 12h-3(b)(3)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Archstone-Smith Operating Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 5, 2007	ARCHSTONE-SMITH OPERATING TRUST

	By:	/s/ Caroline Brower
	Name:	Caroline Brower
	Title:	Executive Vice President and General Counsel